Commtouch Reports Financial Results Showing 35 Percent Increase in Revenue for First Quarter 2011

Sunnyvale, Calif. – May 4, 2011 – Commtouch® (NASDAQ: CTCH), a leading Internet security provider, today announced its first quarter 2011 results.

First Quarter 2011 Financial Highlights:

•	Revenues for the first quarter of 2011 increased by 35% to $5.5 million compared to $4.1 million in the first quarter of 2010.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2011 increased by 29% to $1.0 million, as compared with $0.8 million in the first quarter of 2010.

•	GAAP earnings per diluted share for the first quarter of 2011 were $0.04, an increase of 33 percent, compared to $0.03 in the first quarter of 2010.

•	Non-GAAP net income for the first quarter of 2011 increased by 28% to $1.4 million, as compared with non-GAAP net income of $1.1 million for the first quarter of 2010.

•	Non-GAAP earnings per diluted share for the first quarter of 2011 were $0.06, an increase of 50 percent, compared to $0.04 for the first quarter of 2010.

•	Deferred Revenues (long-term and short-term) as of March 31, 2011 amounted to $3.8 million compared to $4.1 million in deferred revenues as of December 31, 2010.

•	Operating cash flow for the first quarter of 2011 was $1.1 million, compared to $0.7 million in the first quarter of 2010.

•	Cash as of March 31, 2011 amounted to $14.4 million, compared to $13.4 as of December 31, 2010.

For information regarding the non-GAAP financial measures discussed in this release, please see below “Use of Non-GAAP Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

First Quarter 2011 Business Highlights:

“We started the year solidly with strong sales execution in the first quarter,” said Ido Hadari, Commtouch’s chief executive officer. “The response to our consolidated Internet security offering has been excellent among both service providers and vendors who are looking to improve their security offerings, increase operational simplicity and reduce costs.”

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The company achieved major wins in the service provider market, including deals signed with Cox Communications, Superb Internet, and one of the top three hosting providers in Europe. The company also continued to expand its OEM vendor customer base.

•
Most new customers in the first quarter selected multiple Commtouch products from its broad suite of offerings. The company also continued to cross-sell new products into its existing customer base with a particular emphasis on GlobalView™ URL Filtering and Command Antivirus®.

•
All business milestones were achieved during the integration of the recently acquired Command Antivirus division into Commtouch. During the first quarter of 2011, Commtouch introduced the industry’s first unified engine for messaging security, Web security and antivirus, which provides a single interface for all of Commtouch’s offerings.

•	Commtouch Command Antivirus achieved three consecutive top-five rankings in the independent benchmark tests of AV-test GmbH during the first quarter.

Mr. Hadari added: “We are pleased with the year-over-year growth that our team has achieved in the first quarter. We see a significant market opportunity for Commtouch’s offerings in the dynamic cyber-security market, and we are confident in our ability to execute, keeping Commtouch on track for continued strong growth in 2011 and beyond.”

Business Outlook

Management reaffirmed the guidance it previously provided for 2011 full year results.

Full year 2011 revenues are expected to reach between $22.5 million and $23.5 million. Net income for 2011 is expected to reach between $6.2 million and $6.7 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization of acquired intangible assets, deferred taxes and acquisition related costs. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, May 4, 2011, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1 888 668 9141;
ISRAEL: 03 918 0609;
INTERNATIONAL: +972 3 918 0609

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for millions of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch solutions, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s optimistic business outlook for 2011 and beyond, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Investor Relations Contact
Ehud Helft / Kenny Green
CCG Investor Relations
Tel: (US) 646-201-9246
       (Int’l) +972-3-607-4717
commtouch@ccgisrael.com

Company Contact
Ron Ela
Chief Financial Officer
Tel: (US) 650-864-2291
       (Int’l) +972-9-8636813
ron.ela@commtouch.com

Media Contact (Israel)
Gal Levanon-Levy
Scherf Communications
Tel. +972-52-720-2709
gal@scherfcom.com

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended
	March 31
	2011	2010
	Unaudited	Unaudited

Revenues	$5,515	$4,079

Cost of revenues	1,010	609

Gross profit	4,505	3,470

Operating expenses:

Research and development	1,247	810

Sales and marketing	1,391	1,062

General and administrative	893	792

Total operating expenses	3,531	2,664

Operating profit	974	806

Financial expenses (income), net	14	50

Income before taxes	960	756

Tax benefit	(61)	(38)

Net income attributable to ordinary and equivalently participating shareholders
	$1,021	$794

Earning per share- basic	$0.04	$0.03

Earning per share- diluted	$0.04	$0.03

Weighted average number of shares outstanding:
Basic	23,506	24,038

Diluted	24,752	25,427

COMMTOUCH SOFTWARE LTD.

RECONCILATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended
	March 31
	2011	2010
	Unaudited	Unaudited

GAAP operating profit	$974	$806
Stock-based compensation (1)	297	331
Amortization of intangible assets (2)	129	-

Non-GAAP operating profit	$1,400	$1,137

GAAP net income	$1,021	$794
Stock-based compensation (1)	297	331
Amortization of intangible assets (2)	129	-
Taxes on the above items (3)	(61)	(38)

Non-GAAP net income	$1,386	$1,087

GAAP earnings per share	$0.04	$0.03
Stock-based compensation (1)	0.01	0.01
Amortization of intangible assets (2)	0.005	-
Taxes on the above items (3)	(0.002)	(0.001)

Non-GAAP earnings per share	$0.06	$0.04

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,752	25,427

(1) Stock-based compensation
Cost of revenues	$6	$9
Research and development	75	73
Sales and marketing	95	93
General and administrative	121	156

	$297	$331
(2) Amortization of intangible assets
Cost of revenues	$49	-
Sales and marketing	80	-

	$129	-

(3) Taxes on the above items
Tax benefit	(61)	(38)

	$(61)	(38)

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2011	2010
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$14,426	$13,432
Trade receivables	2,959	2,968
Deferred income taxes	1,957	1,940
Prepaid expenses and other accounts receivable	338	384
Total current assets	19,680	18,724

Long-term lease deposits	30	41
Severance pay fund	1,265	1,208
Property and equipment, net	903	920
Deferred income taxes	1,604	1,560
Intangible assets, net	4,381	4,510
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	32,882	31,982

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	337	550
Employees and payroll accruals	1,053	1,073
Accrued expenses and other liabilities	402	330
Deferred revenues	3,273	3,178
Total current liabilities	5,065	5,131

Deferred revenues	559	964
Other long term liabilities	2,831	2,831
Accrued severance pay	1,373	1,303
Total liabilities	4,763	5,098

Shareholders’ equity	23,054	21,753
Total liabilities and shareholders’ equity	$32,882	$31,982

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended
	March 31
	2011	2010
Cash flow from operating activities	Unaudited	Unaudited

Net income	$1,021	$794

Adjustments:
Depreciation	136	128
Compensations related to options issued to employees and consultants	280	343
Amortization of intangible assets	129	-

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	9	(10)
Increase in deferred taxes	(61)	(38)
Decrease in prepaid expenses and other receivables	46	-
Decrease in accounts payable	(213)	(59)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	52	(9)
Decrease in deferred revenues	(310)	(465)
increase in accrued severance pay, net	13	16
Net cash provided by operating activities	1,102	700

Cash from investing activities

Change in long - term lease deposits	11	(2)
Purchase of property and equipment	(119)	(40)
Net cash (used in) provided by investing activities	(108)	(42)

Cash flows from financing activities

Buyback of outstanding shares	-	(2,022)
Proceeds from options and warrants exercised	-	64
Net cash provided by (used in) financing activities	-	(1,958)

(Decrease) increase in cash and cash equivalents	994	(1,300)
Cash and cash equivalents at the beginning of the period	13,432	17,275
Cash and cash equivalents at the end of the period	$14,426	$15,975